SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Dated November 4, 2004

                         Commission File Number: 0-31376


                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F [X] Form 40-F [ ]


         Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.
                               Yes [ ]      No [X]

                          Table of Documents Submitted
Item


1. Revised forecasts of business results under Japanese GAAP, dated November 4, 2004





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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


November 4, 2004                        By:     /s/ TETSUYA UNNO
                                            ------------------------------------
                                            General Manager of Corporate Legal
                                              and Risk Management Department

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                                                                          Item 1

(English translation)

November 4, 2004
                                                      Millea Holdings, Inc.
                                                      President: Kunio Ishihara
                                                      TSE code number: 8766


Subject: Revised forecasts of business results under Japanese GAAP
         ---------------------------------------------------------


Millea Holdings, Inc. (the "Company") hereby announces that it has revised the original forecasts for the Company and its wholly-owned subsidiaries, The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") and The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire") for the six months ended September 30, 2004 (from April 1, 2004 to September 30, 2004), as provided below. For your reference, the Company's previously announced forecasts of business results for the year ending March 31, 2005 are also provided below.


1. Revised forecast of consolidated business results of the Company for the six months ended September 30, 2004

                                                          (Unit: Billion yen, %)

                            Ordinary income      Ordinary profit      Net income
                            ---------------      ---------------     -----------
Original forecast (A)(*1)            1,500               65             30
Revised forecast (B)                 1,390                8             -7
Difference (B)-(A)                    -110              -57            -37
Rate of increase/decrease               -7.3%           -87.7%        -123.3%
(Reference) Actual result            1,383.2            100.2           59.5
for the six months ended
September 30, 2003
-------
(*1) Announced on May 28, 2004.


2. Revised forecasts of non-consolidated business results of Tokio Marine and Nichido Fire for the six months ended September 30, 2004

(a) Tokio Marine
                                                          (Unit: Billion yen, %)

                            Net premiums written  Ordinary profit    Net income
                            --------------------  ---------------    -----------
Original forecast (A) (*2)             743               50             26
Revised forecast (B)                   750               -2.4           -6
Difference (B)-(A)                       7              -52.4          -32
Rate of increase/decrease                0.9%          -104.8%        -123.1%
(Reference) Actual result              742.3             74.7           42.8
for the six months ended
September 30, 2003
------
(*2) Announced on May 21, 2004.

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(b) Nichido Fire
                                                          (Unit: Billion yen, %)

                           Net premiums written   Ordinary profit    Net income
                           --------------------   ---------------    -----------
Original forecast (A) (*3)             200               30             17
Revised forecast (B)                   193               27              9
Difference (B)-(A)                      -7               -3             -8
Rate of increase/decrease               -3.5%           -10.0%          -47.1%
(Reference) Actual result              200.3             21.3            13.4
for the six months ended
September 30, 2003
------
(*3) Announced on May 21, 2004.


3. Principal reason for the revisions

The principal reason for the revisions is the recognition of net losses on numerous natural disasters such as typhoons in the amount of 79.8 billion yen. Claims paid and loss reserves established were significantly greater than initially expected.


4. (Reference) Forecast of business results for the fiscal year ending March 31, 2005

The negative impact of the natural disasters on the business results will be mitigated for the year ending March 31, 2005 as the Company's catastrophe reserve will be utilized by the end of the fiscal year with respect to the claims paid on these natural disasters. In addition, as we expect that interest and dividend income as well as investment income derived from sales of securities will improve, we expect that the business results for the fiscal year ending March 31, 2005 will not deviate significantly from our original forecasts. For your reference, following are the previously announced forecasts of business results for the year ending March 31, 2005.


Forecast of consolidated business results of the Company
                                                          (Unit: Billion yen, %)

                              Ordinary income     Ordinary profit    Net income
                           --------------------   ---------------  -------------
Original forecast (*4)               3,000              130             60
(Reference) Actual result            2,775.7            191.7          111.4
for the yest ended
March 31, 2004
------
(*4) Announced on May 28, 2004.


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The sum of Tokio Marine and Nichido Fire's forecasts (*5)
                                                          (Unit: Billion yen, %)

                           Net premiums written   Ordinary profit    Net income
                           --------------------   ---------------  -------------
Original forecast (*6)               1,905              157            80
(Reference) Actual result            1,904.2            200.2          116.4
for the year ended
March 31, 2004 (*7)
------
(*5) Tokio Marine & Nichido Fire Insurance Co., Ltd. is the successor of Tokio
     Marine and Nichido Fire, which merged on October 1, 2004.
(*6) The sum of Tokio Marine's and Nichido Fire's forecasts, as announced on May
     21, 2004.
(*7) The sum of Tokio Marine's and Nichido Fire's actual results.



For further information, please contact:

Mitsuru Muraki
Group Leader
Corporate Communications and Investors Relations Group
Millea Holdings, Inc.
Phone: 03-6212-3341

Satoshi Tsujigado
Group Leader
Business Management Dept.
Millea Holdings, Inc.
Phone: 03-6212-3344